Exhibit 99.1

News Release

2019-2

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1-703-559-7406

Intelsat Announces Retirement of Chief Financial Officer

Jacques Kerrest expected to remain in role throughout search process for successor

Luxembourg, 14 January 2019

Intelsat announced today that its Chief Financial Officer, Jacques Kerrest, plans to retire. He will continue in his role through the spring until a successor is appointed to ensure a smooth transition of duties.

Since joining Intelsat in February 2016, Mr. Kerrest played an instrumental role in successfully completing $15.5 billion in debt and equity transactions, achieving an improved capital structure for the company.

“On behalf of the company and the management team, I’d like to thank Jacques for his leadership and many contributions during his tenure,” said Stephen Spengler, Chief Executive Officer. “Jacques’ expertise in capital markets and strategic engagement with debt and equity investors enhanced Intelsat’s position as a respected issuer. One result of his contributions, our improved capital structure, provides us the flexibility that positions us to execute our business strategies. We wish Jacques well as he pursues his personal goals during his well-earned retirement.”

The company is retaining an executive search firm to lead the search for his replacement.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.